SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              SCHEDULE 14D-9/A-3
                               (Amendment No. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038
                                (810) 286-3600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "SEC") on September 18, 1996 by Chateau Properties, Inc., a Maryland corporation (the "Company"), relating to the offer by MHC Operating
Limited Partnership, an Illinois limited partnership ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $26.00 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.


        1.     ITEM 9. MATERIALS TO BE FILED AS EXHIBITS


               Item 9 is hereby amended by adding the following exhibits:


        Exhibit 99.10 Excerpt of Transcript of Hearing on Motion for a Temporary Restraining Order in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.

        Exhibit 99.11 Text of Press Release dated October 2, 1996 issued by the Company.

        Exhibit 99.12 Text of Press Release dated October 2, 1996 issued by the Company.

        Exhibit 99.13 Text of Press Release dated October 2, 1996 issued by the Company.

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C.G. Kellogg
                                     -----------------------
                             Name:     C.G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  October 2, 1996

                                 EXHIBIT INDEX


Exhibit 99.10 Excerpt of Transcript of Hearing on Motion for a Temporary Restraining Order in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.

Exhibit 99.11 Text of Press Release dated October 2, 1996 issued by the Company.

Exhibit 99.12 Text of Press Release dated October 2, 1996 issued by the Company.

Exhibit 99.13 Text of Press Release dated October 2, 1996 issued by the Company.